[BCE INC. LOGO] News Release

For Immediate Release
Montréal, November 26, 2008

BCE statement regarding privatization transaction

BCE (TSX, NYSE: BCE) today announced the company has received a preliminary view from KPMG that, based on current market conditions, its analysis to date and the amount of indebtedness involved in the LBO financing, it does not expect to be in a position to deliver on the scheduled effective date of BCE’s privatization, December 11, 2008, an opinion that BCE would meet the solvency tests as defined in the definitive agreement, as amended. The receipt at the effective time of a positive solvency opinion is a condition to the closing of the transaction.

At the same time, KPMG indicated that BCE would meet all solvency tests under its current capital structure.

“BCE today enjoys solid investment grade credit ratings, has $2.8 billion of cash on hand, a low level of mid-term debt maturities, and continues to deliver solid operating results,” said George Cope, President and CEO of BCE and Bell.

“We are disappointed with KPMG’s preliminary view of post-transaction solvency, which is based on numerous assumptions and methodologies that we are currently reviewing. The company disagrees that the addition of the LBO debt would result in BCE not meeting the technical solvency definition,” said Siim Vanaselja, BCE’s Chief Financial Officer.

The company continues to work with KPMG and the Purchaser to seek to satisfy all closing conditions. Should KPMG be unable to deliver a favourable opinion on December 11, 2008, however, the transaction is unlikely to proceed.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed privatization of BCE and other statements that are not historical facts. Such forward-looking statements are subject important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the definitive agreement dated June 29, 2007, as amended by the final amending agreement dated July 4, 2008, governing the terms of the transaction. The conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, BCE’s 2008 Second Quarter MD&A dated August 5, 2008, BCE’s 2008 Third Quarter MD&A dated October 28, 2008, the definitive agreement dated June 29, 2007, as amended by the final amending agreement dated July 4, 2008, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.

For inquiries, please contact:

Mark Langton Bell, Media Relations 416 581-4339 1 888 482-0809	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

mark.langton@bell.ca